CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective
Amendment No. 31 to Registration Statement Amendment No. 333-138560 on Form N-1A of our reports each dated December 23, 2016, relating to the financial statements and financial highlights of Pioneer Floating Rate Fund and Pioneer Flexible Opportunities Fund (the "Funds"), each a portfolio of Pioneer Series Trust VI, appearing in the Annual Reports on Forms N-CSR of the Funds for the year ended October 31, 2016. We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statements of Additional Information, which are part of such Registration Statement.


/s/ Deloitte & Touche LLP


Boston, Massachusetts
February 27, 2017